EXHIBIT 99.6

BAAN COMPANY N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

US Cusip No.:	NO8044104
US Record Date:	November 5, 2001
Meeting Specifics:	Annual General Meeting- November 27, 2001, 11:00 a.m. (local time) at the Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol Airport, the Netherlands
Voting Instructions Deadline:	4:00 p.m. (New York City time) on November 21, 2001
US Registrar, US Transfer Agent and US Shareholder Servicing Agent:	Morgan Guaranty Trust Company of New York
New York Shares:	Common Shares, nominal value 0.06 Netherlands guilder (NLG 0.06) per Share, of the Company

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, being the registered holder, as of the US Record Date, of Common Shares of New York Registry (“New York Shares”) of Baan Company N.V., registered and transferable in the City of New York, hereby authorizes and directs Pierre J. Everaert and Robert Goudie, and each of them, with full power of substitution, to attend the Meeting (and any adjournment thereof) as the holder’s proxy, and to vote such New York Shares on the Resolutions set forth in the Notice of Annual General Meeting of Shareholders of Baan Company N.V. to be held in the Netherlands, or any adjournment thereof, as indicated on the reverse side hereof.

These instructions, when properly signed and dated, will be voted in the manner indicated on the reverse side hereof.

NOTE: In order to have the aforesaid New York Shares voted, this proxy must be returned before 4:00 p.m., November 21, 2001.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

[X] PLEASE MARK VOTES
      AS IN THIS EXAMPLE

===============================================			For Against
BAAN COMPANY N.V. ===============================================	1.	Ratification, as far as necessary, of the appointment of Ernst & Young as new independent auditors of the Company	[ ] [ ]

Mark box at right if an address change or [ ] comment has been noted on the reverse side of this card	2.	Annual Report of the Board of Managing Directors for the year ended August 31, 2000:	[ ] [ ]
		a. Consideration and adoption of the Annual Accounts of the Company for the financial year ended August 31, 2000
CONTROL NUMBER:		b. Discharge of the members of the Boards of Managing and Supervisory Directors

	3.	Annual Report of the Board of Managing Directors for the year ended August 31, 2001:	[ ] [ ]
		a. Consideration and adoption of the Annual Accounts of the Company for the financial year ended August 31, 2001
		b. Discharge of the members of the Boards of Managing and Supervisory Directors

	4.	Appointment of Invensys Administratie B.V. as new Member of the Board of Managing Directors	[ ] [ ]

	5.	Amendment of the Articles of Association of the Company	[ ] [ ]

Please be sure to sign and date this Voting Instruction Card. Date	6.	Consideration and approval of the proposal of the Board of Managing Directors to put the Company into liquidation: appointment of Invensys Administratie B.V. as custodian of the books, records and other databases of the Company	[ ] [ ]

____Shareholder sign here_________Co-owner sign here________	7.	Any other business as may properly come before the Meeting	**non-voting* *
DETACH CARD			DETACH CARD

BAAN COMPANY N.V. (the “Company”)

To the Registered Holders of Common Shares of Baan Company N.V. (New York Registry):

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol Airport, the Netherlands, on Tuesday, November 27, 2001 at 11:00 a.m. (local time) or any adjournment thereof.

The complete agenda and copies of the documents relating to the agenda are available to shareholders free of charge at the Company’s office, Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands, and at Morgan Guaranty Trust Company of New York.

Registered holders of New York Shares intending to attend the Meeting, whether in person or by Proxy appointed in writing, must notify the Company of their intention, which must reach the Transfer Agent of such shares, Morgan Guaranty Trust Company of New York, Attn: Patricia Stevens P.O. Box 9383, Boston, MA 02205-9958, before 4:00 p.m., Wednesday, November 21, 2001. Completion and return of this proxy card to Morgan Guaranty Trust Company of New York constitutes proper notice of intent to attend the Annual General Meeting by Proxy.

BAAN COMPANY N.V.